Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 23, 2023

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennie Beysolow
Jennifer López-Molina
Division of Corporation Finance
Office of Trade & Services

Savers Value Village, Inc.

Registration Statement on Form S-1

Submitted June 20, 2023

File No. 333-261850

Ladies and Gentlemen:

On behalf of our client, Savers Value Village, Inc., a Delaware corporation (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 22, 2023 (the “Comment Letter”) relating to the above-referenced Registration Statement.

The Company has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 10 to the Registration Statement (the “Registration Statement”) which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

United States Securities and Exchange Commission

June 23, 2023

The Company has asked us to convey the following as its responses to the Staff:

Amendment No. 9 to Registration Statement on Form S-1

Prospectus Summary

Recent Developments

Preliminary Estimated Unaudited Financial Results, page 18

1.

Please include qualitative and quantitative disclosure by providing estimates for financial statement line items such as operating expenses and material other expenses that give investors a sense of how your total operating costs were impacted for the same periods presented here, with a view to understanding whether there were any material trends that differed from your historical results to put amounts provided into context. Regarding the impact of cost of merchandise sold on net income disclosed here, discuss the reason for the increase and how the increase in cost of merchandise sold, as well as the related impact on the following key metrics you disclose elsewhere of cost of merchandise sold as a percentage of net sales and cost of merchandise sold per pound processed, for the periods presented compares to that for your recent interim and annual historical periods and any associated known material trends.

Response to Comment 1

The Company respectfully acknowledges the Staff’s comment and refers the Staff to page 20 of the Registration Statement.

Recent Developments, page 18

2.

We note your disclosure that your final results “may differ materially” from the estimates you are presenting. If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented.

Response to Comment 2

The Company respectfully acknowledges the Staff’s comment and refers the Staff to page 19 of the Registration Statement.

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United States Securities and Exchange Commission

June 23, 2023

If the Staff has any questions concerning the above responses to the Comment Letter or the draft Registration Statement or requires further information, please do not hesitate to contact the undersigned at (212) 373-3445 or John C. Kennedy at (212) 373-3025.

Very truly yours,

/s/ Christodoulos Kaoutzanis

Christodoulos Kaoutzanis

cc:	Securities and Exchange Commission Ta Tanisha Meadows Doug Jones Savers Value Village, Inc.
Mark Walsh Jay Stasz Richard Medway, Esq. Latham & Watkins LLP Marc D. Jaffe, Esq. Gregory P. Rodgers, Esq. Brittany D. Ruiz, Esq.

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